UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2019

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On March 4, 2019, Autolus Therapeutics plc (the “Company”) published its UK Annual Report and Accounts for the year ended September 30, 2018 (the “UK Annual Report”) and distributed a notice of its annual general meeting (“AGM”), a form of proxy and its UK Annual Report to its ordinary shareholders.

The UK Annual Report, AGM Notice and Form of Proxy are furnished herewith as Exhibits 1, 2, and 3, respectively, to this Report on Form 6-K.

The information contained in the UK Annual Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description

1	Annual Report and Accounts for the year ended September 30, 2018

2	Notice of Annual General Meeting

3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: March 15, 2019	By:	/s/ Christian Itin
Name Christian Itin, Ph.D.
Title: Chief Executive Officer